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[redacted]

15047071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, DC
194
SECTION

SEC FILE NUMBER
8- 49347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accelerated Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18301 Von Karman, Suite #400
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Miller 602 770-9809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd	Costa Mesa	California	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Wayne Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accelerated Capital Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
CHRISTOPHER JOSWICK
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Sept. 11, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accelerated Capital Group, Inc.
SEC ID No. 8-49347

Financial Statements

and Supplemental Schedule

For the Year Ended December 31, 2014

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Accelerated Capital Group, Inc.

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 14
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission	15
Report of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Accelerated Capital Group, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information as of December 31, 2014 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2015

Accelerated Capital Group, Inc.

Statement of Financial Condition
December 31, 2014

Assets

Cash	$	320,475
Deposit with clearing organization		25,001
Accounts receivable		228,989
Investments in marketable securities		90,011
Restricted investments in marketable securities		25,974
Other receivable from related parties		34,310
Furniture and equipment, net		12,802
Deferred tax assets		91,215
Deposits		9,197
Total assets		$837,974

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$	244,101
Accounts payable and accrued expenses		38,500
Income taxes payable		178,876
Total liabilities		461,477

Commitments and contingencies

Stockholders' equity

Common stock, $0.001 par value, 5,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Additional paid-in capital	299,555
Retained earnings	74,942
Total stockholders' equity	376,497
Total liabilities and stockholders' equity	$ 837,974

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.

Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commissions	$	8,106,739
Interest & dividend income		596
Loss on investments in marketable securities		(173,896)
Other income		224,355
Total revenues		8,157,794
Expenses		
Employee compensation and benefits		371,244
Commission expense		6,722,468
Communications		18,513
Occupancy and equipment rental		157,998
Other operating expenses		523,701
Total expenses		7,793,924
Income before provision for income taxes		363,870
Provision for income taxes		132,860
Net income	$	231,010

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2013	$2,000	$299,555	$163,932	$465,487
Dividends	----	----	(320,000)	(320,000)
Net income	----	----	231,010	231,010
Balance at December 31, 2014	$2,000	$299,555	$74,942	$376,497

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income		$ 231,010
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 3,717	
Commissions earned with marketable securities	(115,721)	
Write-off of other receivables from related parties	20,901	
Deferred tax assets	(91,215)	
Changes in operating assets and liabilities:		
Deposit with clearing organization	(10,001)	
Accounts receivable	1,004,317	
Other receivable from related parties	2,725	
Deposits	14,827	
Commissions payable	(683,468)	
Accounts payable and accrued expenses	38,500	
Income taxes payable	(79,601)	
Total adjustments		104,981
Net cash provided by operating activities		335,991
Cash flow from investing activities:		
Purchase of furniture and equipment	(4,435)	
Net cash used in investing activities		(4,435)
Cash flow from financing activities:		
Dividends	(320,000)	
Net cash used in financing activities		(320,000)
Net change in cash		11,556
Cash at beginning of year		308,919
Cash at end of year		$320,475

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 303,675

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Accelerated Capital Group, Inc. (the "Company") was incorporated in the State of California on May 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including operating a general securities business on a fully disclosed basis and specializing in Regulation D offerings on a best efforts basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable primarily consist of trade accounts arising in the normal course of business. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2014, no reserves for bad debts have been established.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Marketable Securities

Marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charge was incurred during the year ended December 31, 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2014.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2010.

Fair Value of Financial Instruments

At December 31, 2014, the Company's financial instruments include cash, deposit with clearing organization, accounts receivable, other receivables from related parties, commissions payable, accounts payable and accrued expenses and income taxes payable. The carrying amount of cash, deposit with clearing organization, accounts receivable, other receivables from related parties, commissions payable, accounts payable and accrued expenses and income taxes payable approximates fair value due to the short-term maturities of these instruments.

Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements through the date of issuance of these financial statements. Based upon this review, the Company has determined that there were no events which took place that would require inclusion or disclosure in its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2014, the deposit held with a clearing organization of $25,001 was pursuant to a clearing agreement.

Accelerated Capital Group, Inc.
Notes to Financial Statement
December 31, 2014

Note 3: INVESTMENTS IN MARKETABLE SECURITIES

The Company has classified its investments in marketable securities as trading securities. At December 31, 2014, the fair value of the investments in marketable securities was $90,011. Restricted investments in marketable securities consist of restricted shares of stock which have a holding period of six months and at December 31, 2014, the fair value of the stock was $25,974.

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows:

		Useful Life
Office Equipment	$ 28,540	5
Furniture and Fixtures	27,492	7
	56,032	
Less: accumulated depreciation	(43,230)	
Furniture and equipment, net	$ 12,802	

Depreciation expense for the year ended December 31, 2014 was $3,717.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 174,846	$ (74,687)	$100,159
State	49,229	(16,528)	32,701
Total income tax expense (benefit)	$ 224,075	$ (91,215)	$ 132,860

Note 5: INCOME TAXES - CONTINUED

Deferred income taxes reflect the effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2014 are as follows:

Deferred tax assets:		
State tax	$	16,738
Investments		74,477
		91,215
Less: valuation allowance		---0---
Net deferred tax assets		$91,215

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. At December 31, 2014, the unrecognized tax benefits recorded were $104,629. We don't anticipate a significant change in the unrecognized tax benefits within the next twelve months.

The effective tax rates in 2014 were different than the statutory federal income tax rates due primarily to the effect of the state taxes and investments in marketable securities

Note 6: OTHER RECEIVABLES FROM RELATED PARTIES

The other receivables from related parties represents advances against future commissions, to the Company's registered representatives. These advances are non-interest bearing and uncollateralized. The registered representatives are repaying the advances with their earned commissions. The outstanding balance of the receivables from related party at year end was $34,310.

Note 7: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various office facilities under non-cancelable operating lease arrangements. The operating leases expire through February 2017 and require monthly payments ranging from $842 to $7,011.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2015	$ 116,000
2016	94,000
2017	14,000
	$ 224,000

For the year ended December 31, 2014, the occupancy and equipment rental related to these operating leases was $157,998, which is included in occupancy and equipment rental expense in the accompanying statement of income.

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

Note 7: COMMITMENTS AND CONTINGENCIES-CONTINUED

Contingencies

On October 3, 2014, the Company received a subpoena from the Los Angeles regional office of the United States Securities and Exchange Commission (the "SEC"). The subpoena requested information regarding the Company and its relationship and communications with certain parties. The Company timely responded to the subpoena, is fully cooperating with the SEC in its investigation, and will continue to do so to the extent any further information is requested. The Company cannot predict the timing or outcome of the investigation.

Note 8: FAIR VALUE MEASUREMENTS

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

Note 8: FAIR VALUE MEASUREMENTS (Continued)

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2014, the Company's financial assets measured on a recurring basis are as follows:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ 90,011	$ 90,011	$ -	$ -
Restricted securities	25,974	25,974	$ -	$ -
Total	$ 115,985	$ 115,985	$ -	$ -

Note 9: CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2014, the Company had amounts in these accounts in excess of the FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

For the year ended December 31, 2014, two customers accounted for approximately 51% of the Company's total revenues. As of December 31, 2014, two customers accounted for approximately 85% of the total accounts receivables.

Note 10: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2014, under the most restrictive requirement, the Company had net capital of $70,491 which was $39,726 in excess of its minimum required net capital of $30,765. The Company's ratio of aggregate indebtedness to net capital was 6.55 to 1.

Accelerated Capital Group, Inc.

Computation of the Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014
Schedule I

Computation of net capital		
Common stock	$ 2,000	
Additional paid-in capital	299,555	
Retained earnings	74,942	
Total stockholders' equity		$ 376,497
Less: Non-allowable assets		
Investments in marketable securities	(115,985)	
Other receivables from related parties	(34,310)	
Furniture and equipment, net	(12,802)	
Accounts receivable	(17,496)	
Deferred tax assets	(91,215)	
Deposits	(34,198)	
Total non-allowable assets		(306,006)
Net capital		**70,491**
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 30,765	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(30,765)
Excess net capital		$ 39,726
Ratio of aggregate indebtedness to net capital	6.55:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 report dated December 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report of Accelerated Capital Group, Inc., in which (1) Accelerated Capital Group, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2015

ACCELERATED CAPITAL GROUP

Accelerated Capital Group, Inc's Exemption Report

Accelerated Capital Group, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provision of 17 C.F.R. Section 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. Section 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2014 without exception.

Accelerated Capital Group, Inc

I, Wayne Miiller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRESIDENT

February 28, 2015

Wayne Miiller
President
Accelerated Capital Group
MEMBER FINRA/SIPC

Accelerated Capital Group, Inc. | 7154 East Stetson Drive #210-B
Scottsdale, AZ 85251
Phone: 602.770.9809 Fax: 949.313.1211

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Accelerated Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Accelerated Capital Group, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenue	$ 8,108,211	$ 8,157,794	$ (49,583)

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail of annuity contracts revenue and details of commissions on treasury bills and certificate of deposits, customer's payment details), noting a difference as follows;

Item No.	Description of Adjustments	Per SIPC-7	Schedules Used	Amount per Audit	Difference
2c(1)	Deductions - Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products.	$ 803,486	General ledger transaction detail	$ 807,559	$ (4,073)
2c(8)	Other revenue not related either directly or indirectly to the securities business.	$ 127,684	General ledger transaction detail	$ 145,180	$ (17,496)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction detail by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

As a result of applying these agreed-upon procedures, the Company has underpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 8,108,211	$ 8,157,794
2c(1)	803,486	807,559
2c(8)	127,684	145,180
Total deductions	931,170	952,739
SIPC net operating revenues	$ 7,177,041	$ 7,205,055
General assessment	$ 17,943	$ 18,013
Less payment made with SIPC-6	(11,924)	(11,924)
Less prior overpayment applied	-	-
Less payment made with SIPC-7	(6,019)	(6,019)
Underpayment	$ -	$ 70

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-49347

Accelerated Capital Group

18301 Von Karmen Suite 400

Irving, CA 92612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A. General Assessment (item 2e from page 2) $ 17,943

B. Less payment made with SIPC-6 filed (exclude interest) (11,924)

July 2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,019

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,019

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,019

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Accelerated Capital Group
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

Dated the 6 day of February, 20 14.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,108,211
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	803,486
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Reimbursed Expenses	127,684
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	931,170
2d. SIPC Net Operating Revenues	$ 7,177,041
2e. General Assessment @ .0025	$ 17,943
	(to page 1, line 2.A.)